Exhibit 99.1

MEDIA RELEASE
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Besra farewells CFO Jane Bell

Toronto, 28 April 2014: Besra (TSX:BEZ) (ASX:BEZ) (Frankfurt:OP6) CEO, John Seton, regretfully advises the impending departure of the Company’s Chief Financial Officer, Jane Bell.

Seton said, “Jane is one of our longest-serving employees and I am saddened to have to announce that she will be leaving the company at the end of April.  Pending the appointment of a new CFO, we have engaged our former CFO Peter Tiedemann to oversee the operations of the finance department.

“Jane joined the Company in 2007, and oversaw the shareholder consent documentation and the amalgamation of Zedex and Olympus to form the new entity Besra, the conversion of reporting from Canadian GAAP to IFRS and the implementation of our ERP system Abel with its integrated online approvals.

“She also planned and implemented the revision of corporate policies and revamp of SOX systems, restructuring the accounting and reporting departments to take Group reporting from quarterly to monthly within 10 days of month end.

“In making these changes we saw the reduction in failures to comply with Besra Board directed internal controls from "significant errors" in 2009, which had our controls rated as “ineffective", to virtually no failures when independently tested in 2012 & 2013.  In this she moved Besra to a new level of professionalism.

“Jane has been an integral part of senior management, an important contributor to the development of our company, and has the Board of Directors’ sincere gratitude for her dedication and commitment to achieving our vision.”

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com
Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

MEDIA RELEASE
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Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information
James W Hamilton
Investor Relations
T: +1 (416) 572 2525
TF: 1 888 902 5522 (North America)
E:  ir@besra.com

Steve Wilson
Corporate Communications
T: +64 9 9121765
M: +64 21675660
TF: 800 308 602 (Australia)
E: steve.wilson@besra.com